Q M I  S E I S M I C  I N C .

1 2 5 0  W e s t  H a s t i n g s  S t r e e t

V a n c o u v e r ,   B C   V 6 E   2 M 4

C N S X : Q S S

For Immediate Release

July 9, 2010

QMI Seismic Inc.

Completes Private Placement

Welcomes New Board Member

VANCOUVER,  British  Columbia,  Canada  /July  9,  2010/  CNSX:QSS/  QMI  Seismic  Inc.  (“QMI”  or  the  “Company”)

announced    that    the    Company   completed   a   non-brokered   private   placement   for   proceeds   of

CAD$50,000  (the  “Private  Placement”).   Pursuant  to  the  Private  Placement,  the  Company  issued  a total  of  1,000,000  units  at  a  price  of  CAD$0.05  per  unit.  Each  unit  consists  of  one  common  share  and

one  common  share  purchase  warrant.   Each  common  share  purchase  warrant  entitles  the  holder  to purchase  one  additional  common  share  at  an  exercise  price  of  CADS$0.07  for  a  period  of  two  years.

The proceeds from the Private Placement will be used for general working capital purposes.

Following   the   resignation   of   Sandeep   Poonia   from   the   board   of   directors,   QMI   has   appointed

Parmjeet  Johal  to  fill  the  vacancy.   The  Company  welcomes  Mr.  Johal  to  the  board  and  thanks  Mr.

Poonia  for  his  service  to  the  Company;  management  extends  him  their  best  wishes  for  continued

success in his future endeavours.

On behalf of QMI Seismic Inc.

“Chand Jagpal”

President and

Chief Executive Officer

For additional information about QMI Seismic Inc. please call 604-685-2542

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking  statements.  These  statements involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors  not  under  the  Corporation’s  control  that  may  cause  actual results,  levels  of  activity,  performance  or  achievements  to  be  materially  different  from  the  results,  levels  of  activity,  performance,

achievements or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

These securities have not and will not be registered under United States federal or state securities laws and may not be offered or sold in the United States or to a U.S. Person unless so registered, or an exemption from registration is relied upon.  This press release does not constitute an offer of securities for sale in the United States.